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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO


         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13E(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         WORLDPORT COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                    WORLDPORT COMMUNICATIONS, INC. (OFFEROR)
                      THE HEICO COMPANIES, L.L.C. (OFFEROR)
                        MICHAEL E. HEISLEY, SR. (OFFEROR)
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                  98155 J 10 5
                      (CUSIP Number of Class of Securities)

                                KATHLEEN A. COTE
                             CHIEF EXECUTIVE OFFICER
                         WORLDPORT COMMUNICATIONS, INC.
                           975 WEILAND ROAD, SUITE 160
                          BUFFALO GROVE, ILLINOIS 60089
                                 (847) 229-8200

                               MICHAEL E. HEISLEY
                           THE HEICO COMPANIES, L.L.C.
                         5600 THREE FIRST NATIONAL PLAZA
                             CHICAGO, ILLINOIS 60602
                                 (312) 419-8220
                 (Name, address, and telephone number of person
         authorized to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000

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                   CALCULATION OF FILING FEE: Previously Paid

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/ / CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:             Not applicable.
Form or Registration No.:           Not applicable.
Filing Party:                       Not applicable.
Date Filed:                         Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.
/X/ issuer tender offer subject to Rule 13e-4.
/ / going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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                                  INTRODUCTION

                  This Amendment No. 1 to Schedule TO relates to the offer by WorldPort Communications, Inc., a Delaware corporation ("WorldPort"), to purchase any and all outstanding shares of its common stock, par value $0.0001 per share, at a purchase price of $0.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 7, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), initially filed by WorldPort, The Heico Companies, L.L.C. and Michael E. Heisley, Sr. with the SEC on March 7, 2003. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO and are incorporated herein by reference.

                  All information in the (i) Offer to Purchase, including all schedules thereto and (ii) Letter of Transmittal are incorporated by reference in answer to all of the items in this Schedule TO. Additional information with respect to certain items in this Schedule TO is set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 9 AND 11 THROUGH 12

Items 1 through 9 and Items 11 through 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

-- "QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER", "THE OFFER - Terms of the Offer", "THE OFFER - Acceptance for Payment and Payment for Shares" and "THE OFFER - Rights of Withdrawal" are hereby amended by deleting all references to a subsequent offering period, as no subsequent offering period is permitted in the Offer.

-- "THE OFFER - Terms of the Offer" is hereby amended and supplemented by adding the following paragraph after the fifth paragraph of the section:

         "Rule 13e-4(f)(6) of the Exchange Act prohibits us and any of our affiliates from purchasing any Shares or any rights to purchase Shares, other than pursuant to the Offer, until the expiration of at least ten business days after the date of termination of the Offer."

-- "SPECIAL FACTORS - Valuation Considerations" is hereby amended and supplemented by adding the following disclosure to the fourth paragraph of the section, after the fifth sentence of that paragraph:

         "High Ridge calculated that, as of November 30, 2002, the book value per share of our common stock was $0.54."

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--       "SPECIAL FACTORS - Valuation Considerations" is hereby amended and supplemented by adding the following disclosure to the sixth paragraph of the section, after the first sentence of that paragraph:

         "The analysis used $118.6 million as the value of total assets and $22 million as a reasonable estimate of total liabilities, other than liabilities of non-controlled subsidiaries, and excluded any reserve for any potential return of the refund in connection with our 2001 tax return."

-- "QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER" is hereby amended by amending and restating the response to the fifth question of the section to read as follows:

         "Yes. The tender offer is subject to conditions such as no court or governmental action prohibiting the tender offer and no change in our financial condition, prospects or results of operation that would have a material adverse effect on us. See "The Offer - Certain Conditions of the Offer.""

-- "THE OFFER - Certain Conditions of the Offer" is hereby amended by amending and restating subparagraph (d) of the first paragraph of that section to read as follows:

         "(d) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions, (iv) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or"

-- "ITEM 12: EXHIBITS" is hereby amended and supplemented by adding the following exhibit:

         (a)(5)(iv)        Press Release dated March 28, 2003.

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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       WORLDPORT COMMUNICATIONS, INC.

                                       By:      /s/ Kathleen A. Cote
                                            ------------------------------------
                                       Name:  Kathleen A. Cote
                                       Title:  Chief Executive Officer


                                       THE HEICO COMPANIES, L.L.C.

                                       By:      /s/ Stanley H. Meadows
                                            ------------------------------
                                       Name:  Stanley H. Meadows
                                       Title:  Assistant Secretary


                                       /s/ Michael E. Heisley, Sr.
                                       -----------------------------------------
                                       Michael E. Heisley, Sr.


Dated:  March 28, 2003

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